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                                    Filed by Enzon Pharmaceuticals, Inc.

                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed filed
                                    pursuant to Rule 14a-12 of the
                                    Securities Exchange Act of 1934

                                    Commission File No. 000-12957

                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                     NPS Pharmaceuticals, Inc.

The following letter was sent to employees of Enzon Pharmaceuticals, Inc. ("Enzon") on February 20, 2003 in connection with the announcement of the proposed business combination between NPS Pharmaceuticals, Inc. and Enzon.


                                                                Interoffice Memo
================================================================================

TO:      Enzon Employees

FROM:    Arthur Higgins

DATE:    February 20, 2003

RE:      Enzon's Merger with NPS Pharmaceuticals

--------------------------------------------------------------------------------

Earlier this morning, Enzon and NPS Pharmaceuticals, announced a merger of equals. Together, the two companies will become one new entity, a biotechnology leader that blends science, pipeline, and products. The new executive management team of the combined company will include myself, Ken Zuerblis, Uli Grau, as well as additional individuals from both Enzon's and NPS's top management. Over the course of the next few weeks, the new management will spend time communicating the transaction and the benefits of our new company to various constituencies.

As has always been the case with Enzon, our combined company will continue to place our employees as our most valued asset; it is all of you who bring such promise to this merger. This morning at 10:00 am EST, NPS's Chairman, Hunter Jackson and myself will be hosting a webcast. I invite all of you listen to this discussion which can be accessed at WWW.VIDEONEWSWIRE.COM/NEWCO/022003 or via phone by dialing 1-800-231-5571 or (973)- 582- 2703. We will also be setting up the meeting/board rooms at our New Jersey and Indianapolis facilities to broadcast this webcast, and members of our senior management team will be available for questions following the webcast. My apologies for being unable to attend, however, I will personally share the potential bringing these two companies together has for you, our partners, and the biotechnology industry, at a future date. Meanwhile, Ralph del Campo will hold an employee forum today in Indianapolis immediately following the webcast. Uli Grau, Paul Davit, Clarke Atwell and Eric Liebler will hold an employee forum in the cafeteria at the Piscataway facility at 10:30 am EST, on Friday February 21st, for the associates at 20 P, 300 C and Bridgewater. Friday's presentation will also be webcast to provide the sales force the opportunity to listen to the presentation via the internet at www.videonewswire.com/newco/022103 or via phone by dialing 1-888-277-8636 or (973)- 582- 2729.

In advance of these meetings I wanted to point out some of the key highlights of this merger and answer some of the more immediate questions that might come to mind:

         o We are now positioned to be a biotechnology leader with a deep, diversified pipeline of discovery and clinical stage products, with a clearly defined path to clinical and commercial success

         o We boast a commercial infrastructure that will allow us to extract maximum value from our R&D efforts

         o We are a financially strong and fully funded biotech company with a commitment to profitability, a strong balance sheet and the resources to independently capitalize on, and create, opportunity for our employees, our partners and our shareholders

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         o        We are a biotech company with a seasoned management team and a talented team of employees totaling about 500 people, that combines extensive pharmaceutical and business experience with a wealth of drug discovery and development expertise giving us a competitive advantage in the marketplace

Questions you may have:

         o Could this affect my job? In most cases, your job will not change. Importantly, the merger logic is about growth and the coming together of two strong organizations to create an exciting future.

         o What is the new management structure? For the vast majority of you, there will not be any change in reporting structure. I will be the CEO of the new company and Hunter Jackson, currently the CEO of NPS, will be the Executive Chairman. We will both report to the Board of Directors. Uli Grau will continue as the Head of R&D and Ken Zuerblis will remain CFO for the combined company. The rest of the senior management positions will be announced in the next few months.

         o What about my compensation, benefits and stock options? The Enzon option plan calls for the acceleration and termination of any outstanding stock options. For most of us, since our options are out of the money, this will have no impact. For those who have options that remain valuable, you will have to exercise those options prior to the closing of the merger. HR will be in touch to assist you with this process. All employees will receive a new grant of options in the new entity so that we can participate in the growth and success of our new company. With regards to benefits, they will stay the same for the remainder of 2003 and a new plan will be rolled out in 2004.

         o What if I have questions about the merger? Please direct any inquiries you may have about the merger to any member of our Corporate Management Committee. We are working hard to communicate with all of our valued employees and will continue to respond to your questions. You can also refer to the press release, which is attached to this email, and any other public documents we have disclosed that are associated with this transaction.

Recently I've said, "our employees will continue to be the force driving our strategy forward - a united front that is committed to excellence, focused on results, and looking confidently ahead - eager to build one of the most successful and fastest growing biotechnology companies." That statement is still accurate - today's announcement only brings us one step closer to making this vision a reality.

The Board of Directors, your management team and I, all believe that the formation of our new company, which will bear a new name, will allow all of us at Enzon to be a part of something truly remarkable and special. Together we are a strong force, poised to become one of the true leaders of biotechnology over the next decade, and I look forward to us all working together with our new colleagues to make this opportunity a reality.

Cheers!


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      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
            Of The Private Securities Litigation Reform Act Of 1995

         This letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                      ***

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                   Additional Information And Where To Find It
                   -------------------------------------------

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at WWW.SEC.GOV or by contacting NPS at 801-583-4939 and through NPS' website at WWW.NPSP.COM, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at [WWW.NPSP.COM]

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.